Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: October 18, 2022

October 18, 2022, IPO Edge, 5G from Satellites – Join Fireside with CEOs of Satixfy & EDNC

John Jannarone:

Hello, thank you for joining. I'm John Jannarone, Editor-In-Chief of IPO Edge, with a return guest. We have back with us, David Ripstein, the CEO of SatixFy, who some of you may have watched, a couple weeks ago, on our Space Race panel. His company is obviously going public through a merger with Endurance Acquisition Corp. That's ticker EDNC, and we're lucky to have with us today, Richard Davis, who's the CEO and director of Endurance Acquisition Corp. You're going to meet those two gentlemen momentarily. Before we jump into that, I'd just like to remind everyone a couple things. One, we encourage you to ask questions. We'll get to those in the second half of the hour here.

Additionally, if you'd like to watch a replay, it'll be up on our website later today or under the EDNC ticker on Yahoo Finance and on Bloomberg Terminals. As for those questions, the easiest way to ask them is right there in the Zoom portal, or you can shoot an email to that email address on your screen, if you prefer. Lastly, there's a shareholder vote on October 25th, and even if you don't own a whole lot of shares, it's important to vote. Because in aggregate, all those shares add up together. Just one last thing before we bring on today's guest, we're going to show a video giving you an overview of SatixFy and what this business is all about. Let's check it out. Jarrett?

Speaker 1:

Sunrise is a partnership project, led by OneWeb, and supported by the European Space Agency and the UK Space Agency. The Sunrise 5G pilot test project is about 5G and 6G connectivity, using global, flexible, and low latency communications coverage. The tests we are doing represent the first full end to end link, through the LEO satellite constellation, with an innovative and compact antenna.

Speaker 2:

We're launching a constellation of 648 satellites into low earth orbits. Our agile, efficient, and responsible constellation. We'll deliver connectivity to individuals, businesses, and communities on the ground, at sea and in the air. Our approach to delivering connectivity is through collaboration with like-minded world-class partners, who share our vision of a truly connected world. We're partnering with SatixFy and CGI on this UK Space Agency funded program to deliver connectivity everywhere.

Speaker 3:

CGI, bringing our deep understanding of 5G, together with our end to end system integration expertise, to integrate 5G with the OneWeb service. CGI, bringing our orchestration capability to enable the switching between LEO and GEO to make the most efficient use of the resources available to us.

Speaker 4:

SatixFy's range of terminals enables OneWeb to offer broadband experience for multiple applications. SatixFy's electronically steerable Multibeam antennas are based on digital beam forming technology developed with the support of Visa, providing robust connectivity and extending 5G's global reach.

Speaker 5:

The seamless 5G LEO GEO hybrid solution enabled through this SatixFy terminal will deliver the flexibility, reliability, and capacity the operators are looking for, in order to satisfy the connectivity needs of today's digital passenger, regardless of location, latitude, or altitude. In the post-pandemic world, connectivity is even more important than ever. Passengers on the move expect to remain connected, just as they do at home or in the office.

Speaker 2:

The project is a real collective team performance between the European Space Agency, OneWeb, SatixFy, and CGI, showing that fast, high quality 5G connectivity is already a reality.

Richard Davis:

You're on mute, John.

John Jannarone:

Oops, sorry about that. With that, I'm going to pass the baton to Jarrett Banks, who's going to introduce today's guest. Go ahead.

Jarrett Banks:

Thanks a lot, John. Welcome, gentlemen, to the program. Richard, let's start with you. Whenever we have a CEO of a SPAC on the program, we like to ask, what were you looking for in a target? And in this case, what made SatixFy stand out from everybody else?

Richard Davis:

Sure. So let me give you a little of my background. So I have a degree in astrophysics. I was an investment banker at Salomon Brothers and then, went into private equity. I was in private equity for about a decade with Lehman Brothers and VantagePoint Venture Partners, doing tech and telecom, semiconductors. Little bit in satellites. I eventually joined a satellite company full-time, as President and CFO. And about, not quite 15 years ago, I founded an advisory firm with a partner called ArgoSat, that does advisory work in the space industry. Probably a third of our business is advising large funds, large banks, like the US Export-Import Bank, or funds some of the largest private equity funds in the world, on investments when they make investments in this space. We were getting a lot of requests from SPACs asking us to do due diligence on space investments.

And what we realized was, first of all, SPACs have very small budgets when it comes to due diligence. So a lot of them wanted to cut short diligence and not really do it correctly, but second of all, they were looking at the wrong companies. They were looking at companies with the wrong management teams, companies that were in the wrong space, companies that were sort of targets of opportunity, but not really great companies. And we thought, "We can do this better." And so, I guess it was last summer, we decided to do our own SPAC, recognizing that the market would be poor, by the time we got to going public. Because we knew that a lot of these other SPACs would fall down, because they just weren't great companies. But we decided to do it anyway. And we put together a list of about 25 companies that we wanted to go after.

Now, we'll back up, a couple years before that, we were working on one of the very large LEO constellations, multi-billion dollar LEO constellations, as the lender's technical advisor. And we identified very early on in that process, that there was an issue. And the issue was the ground terminals. When you have ground terminals for a GEO satellite, the ground terminal just points at the satellite and it never moves. And that's fine. But with LEO's satellites, they're moving sort of horizon to horizon in maybe 15 minutes. You need an antenna that can track them. And the antennas that do it today cost 50, a hundred thousand dollars. They're multiple parabolic dishes that move very quickly. That doesn't work. You have to have something that's electronically steerable, but there really wasn't anything out there. And the problem with electronically steerable antennas, and I'll get a little bit into the physics here, but with a phased array antenna, there's kind of three things you need.

You need power, you need bandwidth, and you need steerability. Well, you can pick any two, but you can't have all three. It's a physics issue. You can't have all three. And so, for example, Starlink, they picked bandwidth and power. And that's why they need to launch like 40,000 satellites. So there'll always be one overhead. They don't really have to steer. But that's a very expensive way to come at it. For a LEO constellation that actually has to raise capital in the capital markets and make money and isn't private, they need a better solution. And so, we recognized, early on, that this was an issue for the one we were talking to. A few months later, they came to us and said, "We found the solution. It's this chip by this Israeli company, SatixFy."

And what SatixFy figured out, and the founder of SatixFy, Yoel Gat, was really a visionary, what he figured out was, he could put into the specification for the wave form for DVB-S2X. He could put something called true time delay. And with true time delay, you can have all three of those variables. You can have power, bandwidth, and steering. And so, you can actually steer sort of horizon to horizon. As one satellite is leaving and another satellite's coming in, you can have multiple satellites that your antenna is looking at. And nobody else really can do that. And so, we realized, very early on, that SatixFy had something very, very special. Shortly thereafter, we actually hired another person at my firm who was looking at a lot of these ground systems for one of the large constellations. And he said, "You really got to look at SatixFy. They're really killing it. They've got this amazing technology." So when we went public, we got a call that was sort of fortuitous.

Because like I said, they were on the top of our list, but we got a call from a banker who said, "Hey, have you ever thought about deSPACing SatixFy?" And I said, "Yeah, they're at the top of our list. Are they looking for money?" And he said, "Yes, they would love to talk to you." And so, we began the conversations right away, and there was really never any doubt in our minds that this was the company we wanted to do. The founders of this company were the guys who founded Gilat, built it to a multi-billion dollar company, 30 some quarters of growth. They know how to build a public company. The technology founder, Yoel Gat, is really a thought leader in the industry, helped write the specs. And so, really developed just some incredible technology. And so, that's who I am and that's why we picked SatixFy and that's why we think this is the right company to take public.

Jarrett Banks:

Great. No, I love hearing the back stories to how these things go down. David, welcome back to the program. Let's get into it with you. Can you tell us about Direct-to-Cell 5G Non-Terrestrial Networks and what SatixFy's technology does to make these possible?

David Ripstein:

Yes. First, thanks for having me in this call. Well, the Direct-to-Cell 5G, it's quite interesting stuff. Well, I'm bringing a background of, I don't know, 20 plus years in the telecom industry. And back then, when we analyzed the satellite communication, I'm speaking about 10 years ago, 15 years ago, we never found any correlations. So I was in a business of service assurance inside telecom networks, and there was nothing to do with satellite. And we thought that this is something that will never happen, and the next generation of the telecom will always beat satellite.

Saying that, I realized, lately, that this is not the case today. My personal view is that the, yes, the telecom and the next generation of the telecom industry is moving, but the satellite communication is moving faster. That's mean that it's going to be some kind of convergence between the telecom, the mobile capabilities, the ground capabilities, and the satellite communication. And I think, lucky for us, lucky for us as consumers, and lucky for SatixFy, the latest announcement coming from T-Mobile and SpaceX and the latest about the capabilities they're going to launch with having the basic, the text messages as a Direct-to-Cell. And also, the announcement came from Apple about, again, a basic capabilities in the iPhone 14, having an SOS message as a Direct-to-Cell. That's a very good sign. And for the fact that the timing now is for those two technologies to work together.

And we, as a consumer, will learn from that in the future. Because I don't know about you guys, but I'm using this all the time. It goes with me wherever I go. And I already has the habit to enjoy real time, fast communication. If I want to see video, if I want to do downloads, everything should be in a range of millisecond. Unfortunately, when I'm flying, when we are doing cruises, when we are going to different places, that are not different countries or rural areas, even in the US, by the way, you are losing connectivity. And that's the place that the satellite communication will bring its advantage. And in the end of the day, how to say, if it will happen a year from today, three years, or five years, we will have a full capacity, full real time with this device, when we will fly in our airplanes, wherever we'll be.

And that's what's happening today. And yes, it start with some text messages, but also, the second generation, 25 years ago, started with text messages, if you guys in the age that you got your first mobile and the only capability was phone calls and text message. But the technology will push that further. So we have a unique capabilities. And Richard mentioned our asics capabilities, to bring with a beam forming chip to the market. And we are bringing that to make this digital transformation that Richard mentioned. And also, our chip has a unique capabilities of having computing power inside. So all together, we are capable of projecting up to 128 separate beams. And that can bring a lot of advantages to those big players, that will play in the market of the convergence between 5G and the satellite communication.

Jarrett Banks:

All right, great. Now, several players are exploring satellite-based cell networks for consumers. Can you explain where you fit in the competitive landscape and why your technology has the advantage?

David Ripstein:

Well, I'm not sure that I got the first part of your question. Can you repeat, please?

Jarrett Banks:

Sure. Several players are exploring satellite-based cell networks for consumers. Can you tell us a little bit about the competitive landscape and where SatixFy fits in there?

David Ripstein:

Yeah. Well, I don't see them as competitors, more as other players, and even potential partners and customers. That's my view. Everything can fit and every solution can do its work in our industry. There is a nice story. You said you like the stories in the background, what Richard said and something about Yoel Gat the founder of the company. When I joined the company, I asked about the story of how it's all started and what was the vision. And I've been told that the idea was to make it cheap, that will be like Alice in Wonderland, meaning it will do everything. And if we are speaking about satellite communication, it's meaning the modem will be inside. And this is what we are bringing to the market these days.

Jarrett Banks:

All right, great. Now, speaking of partnerships, we saw in that video a company called OneWeb. Can you explain what you're doing with OneWeb?

David Ripstein:

We have been key development partners with OneWeb from early days. SatixFy received over $30M from the UK Government via the ESA, the European Space Agency. And this was as a part of the OneRepublic private partnership called Sunrise, as mentioned in the movie. Half of the money has been invested in development of low cost multiple user terminals, and the other half, roughly half, has been invested in development of an in orbit demonstration payload, which will demonstrate the key functionality of OneWeb Gen2 system.

This is a very strong partnership, and we will demonstrate digital beam forming, beam hopping and onboard processing, all of the things that will allow OneWeb to go with our primary competitors head to head. Our payload has been designed, built and tested already, so it basically waiting to be delivered to OneWeb's Florida factory for integration these days. And we are doing a great progress, and OneWeb are our great partners.

Additional thing that worth mentioning is that we are working with them, with OneWeb on the development of an aeroterminal, which you guys saw in the movie. And that will deliver broadband in-flight connectivity to planes, to airplanes. As far as I know, this will be the first aircraft terminal that can connect it to LEO Constellation, MEO Constellation and GEO Constellation. And we are going to fly testing this terminal by the end of the year, November, with OneWeb and Airbus as well.

Jarrett Banks:

Well that's a good segue into my next question. In addition to the terminals, tell us about the hardware that you make, both in space and on the ground.

David Ripstein:

Well it all started with a vision of building this unique asics. But after having this vision, companies getting appetite and learning what the market need. And there is some other layers that we are building on top of our asics, which are the technology, the unique technology for antennas. In the past we bought a company that help us in Bulgaria, that help us gaining the knowledge fast. In-flight connectivity is another layer of product, another product line. And in parallel to that, we are developing our ground terminals. The way we see our go to market is we will start, or we are focusing now, yes, on the space segment. In parallel we are building and progressing with our communication that will help consumer having in-flight connectivity, and in parallel or maybe on top of that, that will take a little bit more time, we'll have the ground terminals. And altogether it will be a package to most of the players in the industry.

Richard Davis:

I think what's important to point out here is that the chip goes in the antenna on the ground. It also goes in the payload, it goes in the in-flight terminal. And the whole system works better if there's a SatixFy chip in each place, and so it's kind of an integrated system that's being designed in that way. As we're talking to these constellations, they're designing us into the constellation for the ground segment, for the gateways, for the antennas and for the payload, and so it's very sticky. Once you're in there, you're integral part of the system, and so it works better when we're in all these places. We can work in the discrete areas as well, but it works better when we're in all three places, and the developers know that. The operators know that, and so were actually being designed into the whole system to provide the best capability possible.

Jarrett Banks:

All right, fantastic. Now, you've put 180M plus into R&D. Tell us what that's helped you develop.

David Ripstein:

During the years we put more than 180M into R&D. Some can say it's not a big number, but I think it's strong enough to bring the value that the market made today. Everything at SatixFy start with our silicon. Our asics are the key building blocks. It's like a Lego, like Richard explained earlier. We could build from that many different products or we can sell it directly to those that want to build the product by themselves. And most of the investment has gone into this. It is a very expensive game, as you know, to generate the asics especially so strong and unique, but that's also protect us, this amount of investment protect us from competition. And on top of that we have many patents, 70 plus, that put the bar even higher as an entry to someone that want to jump in and to compete with us on that.

Our asics sit in three families, modern chips, informer chips and the RFIC chips. And that's, again, Richard mentioned that for both the ground and the space and the reason you need so sophisticated, separate chips for space is because these chips need to be able to survive the harsh radiation environment and other challenges. This is the investment we did. We will continue to invest in the R&D of course. The potential is huge. There is appetite for capacity and there is a need for the current performance and need for future performance. We'll continue to invest, saying that this is the exact timing for the company to do revolution and to move from an R&D company, a top notch R&D company to a company that know to deliver product lines. And that's a revolution that we are doing in the company, and basically I was brought to the company specifically for this task.

Richard Davis:

And I think I want to mention that I spent a lot of years investing in fabless semiconductor companies. And VC backed companies, typically you put 40, $50M into a development of one of these chips and then you sell the company. And if it's a really cool chip, maybe you take it public. But this company was not VC backed. It wasn't developed that way. It was backed by entrepreneurs who built this company from the ground up, to a large extent with their own money, and so they didn't look at the world that way, let's get one chip, let's make it work and let's exit.

They looked at this in terms of let's build capability, let's build really game changing, category defining capability and build on it. That's why this company's been around for 10 years, and this company's spent $180M on R&D, because there was nobody behind them pushing them saying, I need an exit, I need to go public, whatever it was. Now is when they feel like they're ready and so now is when they're doing it. But they were able to of choose it on their own terms. Because of that, they developed just really impressive technology using the capital over that time.

Jarrett Banks:

That's a really great point. Let's talk a little bit about revenue growth. Can you tell us about how much you expect in 2023 versus last year? And how much of it is guaranteed through contracts?

David Ripstein:

We put our numbers in the business plan in the F4 so it's public information. Our plan in 2023 is to generate a breakthrough in the performance of the revenue, and more than triple the 2022 numbers. I cannot share how much out of it already guaranteeing contracts. In any case, you need to deliver. Having a backlog, still you need to deliver in order to be able to recognize the revenue. But we feel comfortable with the projection and with the number we gave. Saying that we are spending, or at least I'm spending and the leadership in the company spending a lot of our time speaking with our customers, with potential customers. The opportunities in the market are huge.

Something is happening and my feeling is something is happening in the market. There is money and there is a competition of the big players, and everyone want to be there, starting from companies and ending with governments that want to. The land is occupied by 8B people, or whatever the number is, and the space is empty. These days everyone understand that satellite is amazing tool, communication is mandatory and both companies and get fund, and governments want to be players as well.

Jarrett Banks:

And David, when you look at the overall market, what various segments, where do you see opportunities?

David Ripstein:

For now we are very much for this year or next year, 2023, we are very much focusing on the space. Those player in this, that has the direct engagement in the space industry, we want them to be our customers. We want to serve them. We want to establish our presence very strong inside this industry. And I think our brand is even today well known in most, if not all the players, the big players in the industry. Richard told the story how he heard about us because SatixFy has in the end of the day a strong brand related to our technology. But as I already mentioned, we want to be also players in the in-flight communication, so we see another segment and another go to market, which is the big manufacturers in the manufacturers for airplanes, different kind of airplanes and also players in the market of their ground terminals. Although this market, in opposed to the other two, has some kind of competition. So the performance probably will set the winners in the [inaudible].

Jarrett Banks:

Great. Can you talk about how it helps to be vertically integrated, particularly when it comes to things like supply chain issues?

David Ripstein:

Well, vertical integration really helps with the end product costs and it's also improve the company's profit margins. We, of course, suffer from the global supply chain effects, especially in the availability of silicon, as we don't manufacture our own components of course. But the voices I heard is that this market is going to stable now. So the future should be positive for us in this sense and we should suffer from less delays, if at all. But when you look at the key players in the satellite markets such as SpaceX, and Viasat, Amazon, they're all vertically integrated companies. So our customers need to emulate vertical integration in order to compete with these companies and SatixFy, give them this opportunity. They can work with us, get access to our best in class silicon and technology and the product we make for them, and then they can go head by head with their other players. If they will take their other decision and decided to invest in this specific unique technology, they will find themselves spending hundreds of millions of dollars and in delay to the market.

Richard Davis:

I think that the... Let me, just to add on to what David's saying, a lot of our customers are suffering from these supply chain issues. And so for a lot of it, it doesn't matter if we're vertically integrated because they have a problem and until they have what they need to build their systems, they won't be taking our product. But I think where it really does help to be vertically integrated, and by that I mean because we haven't really talked about it, but we don't just make the chip. Right? We make all the way down to the modem, to the antenna, the satellite payload. Right? We sort of make the whole thing, the basic technology, sort of the magic is in the chip. But then we put it all together.

And what that does for us is it allows us to really take advantage of the capabilities of the chip. Somebody else might use it in a product and we have customers that do, and they won't necessarily take advantage of all the capabilities. They don't really get the full use out of it. And if you think about the companies in the world that create their own silicon and then are vertically integrated all the way to the end product. It's some of the most valuable companies in the world. Right? It's companies like Tesla and Huawei and Samsung. These are companies that can take that initial chip and really, really exercise it to its full capability and create incredible products for end users. And we believe that we're similarly positioned, right? And that we've got not just the chip, but we go all the way through to the end product. So we ensure that what our customer gets is something that really takes advantage of the capabilities of the chip and really gives them the most value for their dollar.

Jarrett Banks:

That's a great point. Now David, when we talked earlier, you told us a little bit about how you're providing the picks and shovels, particularly when it comes to this new gold rush in space where there's a proliferation of low Earth orbit satellites, and on the ground we have these user terminals with antennas. Tell us a little bit about this picks and shovels idea.

David Ripstein:

Richard, you want to take this question? Because I know you like the term.

Richard Davis:

Well, I liken this to the Gold Rush in California. You had all these people racing out there and spending money to get there and staking claims and digging for gold. Very few of them hit gold. Very few of them made any money. But the guys who sold the picks and shovels made a ton of money because they sold it to everybody. And that's kind of what we're doing, right? We are positioned to be the infrastructure provider for all of these systems. There are, I don't know, it's 100 billion dollars, certainly it's more than 50 billion dollars worth of systems that have been announced that people want to build. There are multiple ones that haven't been announced that we're working with some of them on the other side. And so there are all these systems out there and they all need this capability. I mean, without this capability, again, you potentially have to launch 10 times as many satellites to make a system work.

And so we don't care which ones figure out the right end markets or the right way to use it or it can be successful. Some of them will be successful surely because the systems are capable and people need the connectivity, but we don't really care which ones are capable. Right? What we care about is that we provide these chips and the payloads and the antennas to all of them. And the ones that are successful will sort of carry us with them and the ones that aren't, okay but we sold them a whole bunch of stuff. Right? And so that's what I mean by we're selling the picks and shovels. The gold rush is these LEO constellations and the inflight connectivity and the ground systems and we're just the guys handing out the tools.

Jarrett Banks:

Great. Now you designed the chips but you don't manufacture them. Who does manufacture them?

David Ripstein:

Yeah, well we have a partners that manufacture the silicon for us. I'm not sure that I can expose more than that so...

Jarrett Banks:

All right, we'll leave that and I'll pass the baton to John Jannarone.

John Jannarone:

Thanks a lot. No. Just on that point, I mean I think it brings up another question I was going to ask later, but let's get to it now. Being fabless, which is a term not everyone's going to be familiar with, this really does reduce your ongoing costs in years to come. Isn't that right? I mean, I think we should tackle that one since we're talking about this. I mean Richard, you and I discussed that in the green room, right?

Richard Davis:

Yeah. I mean, everybody that invests in chip companies pretty much wants to invest in fabless semiconductor companies because the fabs cost billions of dollars. I guess Intel obviously makes their own, designs their own chips and also builds them, but most people don't. I mean, even just about every chip that you buy is created by a TSMC or a UMC or a global founders or somebody like that and they protect the IP but they don't design them. And so as a fabless semiconductor company, our money goes into designing the chip and then the masks and the tape out. But once we have it built, the chips cost us a few dollars each. And then depending on the markets and what they do, we can sell them for considerably more. So the margins for fabless semiconductors are very, very high and there's really no CapEx except for what you're using in R&D.

John Jannarone:

Great. And on that point about CapEx, I was just about to ask. You beat me to it there. If you look in the investor presentation, you'll see a good slide in there with EBITDA and then next to it is cash flow, and there are substantially the same numbers, just a little bit of CapEx. Right? And that's what this fabless concept is all about. Right, right?

Richard Davis:

Yeah. We're not building manufacturing facilities and spending a lot of money on CapEx. We can outsource all of that. And so EBITDA is essentially cash flow for us. The money that we do put into new chips goes in through R&D and so it's mostly expensed, and in fact a lot of it is NRE that our customers actually pay for. So and then we've got the relationship with ESA and others that help us pay for our R&D as well.

So that's one of the reasons that this company's been able to sort of bootstrap itself to this point really without raising a lot of outside capital because it really can be a cash flow generating company and has been for 10 years. And it's only now that we're so well-positioned now, and I liken it a little bit up to Qualcomm back in the '90s. We have the chip. We have the technology before cell phones became a thing. We have the technology before all of these constellations get launched. So we're positioned now to take advantage of that, but we don't have to spend all kinds of money because other people are going to spend the money to build the systems. We're just going to sell them the chips and the payloads.

John Jannarone:

That's a great analogy. I want to go back just for a minute with you David, if we can, to airplanes. This has come up a little bit so far in our conversation, but I think all of us have been in airplanes and used this sometimes pretty patchy inflight Wi-Fi. But can you just explain where the industry is in that regard? I think some low budget airlines probably don't even have it at all right now. So what's the opportunity? How does it work now and what's it going to look like in the future? Is it going to be basically the same satellites that are connecting down in the ground that are going to be going directly to airplanes? How does all this work?

David Ripstein:

Yeah. First of all, we all still remember the pandemic and its hurt during the last two years. I will say it's hurt dramatically the business case of the aero companies, the airplane manufacturers, and all the chain over there. But post-pandemic it seems that and during this time, during those two years, we continue to invest in this market, in the technology you saw in the movie with our unique technology around the antennas. And of course the asics themselves. And lucky for us, of course for everyone, the pandemic is behind us or at least the effect of the pandemic. And the companies are coming back to the game and they want to serve the consumer, us, with full connectivity. So we are bringing new technology to the inflight connectivity market. For the first time, passenger will be able to access proper broadband internet like they do at home, as I mentioned earlier. But it will be in there. Not just the small number of passenger but the whole aircraft at the same time with the real time video connectivity, for example.

I spoke with one of the potential customers we have and ask them a direct question. What pushed them? What is the business case for them to serve me as a consumer with full connectivity? Must admit that I thought that they just want, in term of competition, just to make sure that they are there. And I got a very interesting answers, at least for... I got it from one customer, but we can take it for the way we want. He told me that the business model that pushed them to do the investment, that that's going to be a quite impressive investment from this industry.

At least one of the reasons is they believe that while we as a consumer will sit in the airplane, even on ground, we will buy a lot through the internet. We are sitting there. We don't have anything to do. So the best thing is maybe to enter Amazon and to buy something for your house or whatever. So and they are thinking about a model that they will be part of this party. So everything is pushing the appetite we have as a consumer for full capacity. Everything pushed for the aero market as a post-pandemic to do the investment. We expect it to bounce bank in 2024. We are aiming at all of this year with the majority of the investment and the matureness of our product. And I believe that we are going to bring something very unique to this market.

John Jannarone:

All right, great. I want to combine a couple of these audience questions that just popped up here from William and Damal. So the Damal's asking about the LEO-satellite constellation that you're able to help support. I think we talked before about how some of them are extremely dense and they are thousands of satellites. Can you just explain a little bit about how the technology allows these constellations to operate effectively without having some so many satellites up there?

Richard Davis:

Sure, I can take that if you want me, David.

David Ripstein:

Sure.

Richard Davis:

I'll sort of repeat what I was saying. But the point is that a ground antenna with a LEO system, you've got satellites moving horizon to horizon and a ground antenna has a field of view. Right? And it may be very narrow, right? The narrower it is, the smaller the antenna needs to be. So it's sort of, you'd love to have... For GEO, you have a small antenna that points right at the satellite and that's it. Right? Because the satellite never moves. But with LEOs, because they're moving, you've got to have an antenna that points. If my field of view for that, but there's something called skew angle. And again, I don't want to get too complicated, but if you think about a flat antenna, if I'm looking at it from an angle, it looks like this. If I'm looking at it straight on, it looks like that, right? And so the more of the antenna I can see, the bigger the antenna looks to the satellite. And that's fine. But again, when you're trying to point them electronically... So, the antenna doesn't actually move. You're just pointing electronically. A satellite over there is only seeing this, right? It's not seeing the whole thing. And so if you don't have the SatixFy technology, that's what you see. And what that means is this link is useless. I can't use it. I can use this link because I can see the whole thing, but how do I use that link? Well, the way I use that link is I launched 40,000 satellites.

There's always one directly overhead. I don't have to worry about where they're moving, right? There's always one there that I can see, and so I can close that link. But if I don't have sort of unlimited funds and I can't spend $30 billion on a constellation, what do I do? Because I can only launch... I mean, OneWeb's going to launch I think 600 satellites in the next generation. I think Telesat is talking about 300 satellites. If I'm only going to launch a few hundred satellites, it doesn't work, because you just won't be able to see enough. You need an antenna that has a very wide field of view and can see all the satellites that are moving around. And again, just because of the physics, you can't do that with a lot of bandwidth and high power unless you have true time delay, which is what this chip has. So, I think that answers the question.

John Jannarone:

Yeah, no, no, that was really helpful. Richard, I want to stay with you and just get back to something I think you were about to touch on. You were discussing how the company has been largely self-funded, and needed to take a whole lot of outside money. So, I just want to talk quickly about something that's important to a lot of investors, especially in this environment, is your path to being flow positive. If I understand right, you're pretty close right now, and the only reason that you're not is because you're electing to choose growth instead. Is that fair? And can you just explain how look at that.

Richard Davis:

Yeah, I mean, this company has sort of been bootstrapped to date, again, with the founder's own money and with money that they've raised through some of these grants. But as they're talking to customers... And look, SatixFy has a great name in the industry and all of the people that need to know who SatixFy is. And I know a lot of the investors have never heard of him, but believe me when I tell you that if you're building the constellation or you're putting together a system somewhere, you've heard of SatixFy. And they come to SatixFy and say, "Will you work with us?"

And SatixFy says, "Well okay. How much money have you got? What is the likelihood of your system getting built? Are you going to pay for the NRE, the non-recurring engineering that I have to do to make it fit in whatever you want to do? If you've got money and we know you have money and you're going to pay for the NRE, great, we'll work with you. But if you don't have all those things, even if you have a great idea and potentially we think it's a huge market for us, we can't work with you, because we don't have the money to do it." And so the question always becomes, which customers do we pick? Which do we pass on? It's one of the things that we've been helping the company with, because we do a lot of work in the industry and we kind of know who out there can raise money, who can't, who's got a system, who doesn't.

But it would be nice if you had enough money where you didn't have to pick and choose, you could just work with everybody, because a lot of them are going to work. A lot of these systems are going to be good, but we don't have the money to work with them all. And so part of the reason to go public through this de-SPAC transaction is we have actually raised quite a bit of capital, unlike a lot of the de-SPACs that are happening where there's like no capital. We've actually raised quite a bit of capital in this process. And so we're bringing capital to the company so they can go and pursue that business and not have to worry about of self-funding it all. And so they don't have to be profitable right now. They can grow faster and capture all of this market, because all this market is there for the taking. We just need the money to go get it. But I think if we needed to, we could very quickly be profitable, because again, they've been sort of bootstrapping it to this point anyway.

John Jannarone:

Great. Someone's asked a question here about geopolitics. Obviously, there's some really frustrating things going on in certain parts of the world right now. Is your technology able to help us deliver connectivity to some of these places where it's really needed right now? And I'm talking about Ukraine, other places like that?

David Ripstein:

Well, generally speaking, and we need to be sensitive here, having satellite communication, as opposed to the ground communication, the telecommunication, the cellular communication, give the ability to help places like Iran and Ukraine and to help the citizens to have another layer of communication. So, the vision that in the end of the day, we will have a connectivity in every place and full connectivity, every place, no matter what is the altitude, what is the location, and even what is the attitude? That's, I think, bring another layers of another reasons to invest. And I mentioned earlier that we see and hear governments that want to have these capabilities as well. So, we will see the space becoming more and more saturated. So, I think this will push the industry. And if it'll push the industry, it'll push us, of course.

John Jannarone:

Great. So, we've talked a little bit about very impressive revenue growth, but are there any other milestones or potential catalysts that you would steer investors to keep an eye on coming up in the next few quarters, probably for you, David?

David Ripstein:

Well, I think we, hopefully very, very soon, going to be a public company, and I invite investors to follow our announcements. I hope and plan to bring to the market quite good and hopefully impressive announcements about, in the end of the day, about deals and technology.

John Jannarone:

Great. And I think we touched on this, but I want to drive this point home. There's a slide in your presentation that shows several very big players out there constructing these constellations. Can you virtually be a partner with any of them? I mean, Richard, I think you can take this. And we talked about it. I mean, they're not... Perhaps they compete with each other, but you, as the pick and shovel provider, can really go after just about everyone. Is that fair?

Richard Davis:

Yeah, I mean pretty much. I mean, look, there are a couple. Again, as I mentioned, Starlink and Kuiper are basically doing it on their own through in-house silicon. But for the others, yeah. because a lot of this is going to come down to... It's not going to come down to the technology. If they're all using our technology, they'll all be kind of on an equal playing field, and what it really will come down to is execution in terms of sales and landing rights and some of the other things that go with having a constellation, resource management, things like that. But all of those things, they're going to be competing with each other really on a sort of person to person basis in terms of blocking and tackling. But in terms of the technology, yeah, we can provide technology to any of them. We don't have exclusivities, to my knowledge, with anybody because we don't need to sign exclusivities. The technology's that good that people just know they have to have it.

John Jannarone:

Great. And we've talked a bit about these ambitious plans and these various players to offer consumers access to a network, but can you also work with governments and the military perhaps?

Richard Davis:

Absolutely. I mean, we have military products. I know the US DOD is launching, I think, three constellations under the SDA program. And so there's a lot of military opportunity out there for us. I don't know that we can talk about anything specific, but yeah, the opportunity is actually huge. And it's not just US, but there's things in the EU. There's other places as well.

John Jannarone:

Great. Now, let's talk about your talent pool for a minute. Investors can read about this again in your presentation, but you've got a team of over 200, including many, many engineers. Not everyone may know this, but Tel Aviv itself has a little Silicon Valley. So, is there a pool of talent, David, for you to draw from there? And is that where a lot of these folks came from?

David Ripstein:

Well, first of all, even in Tel Aviv, there are fights on every good engineer. So, there is a lot of competition here in the area like, I believe, in the Silicon Valley. Even more than that, a lot of startups, a lot of companies, hardware, software in between, quite interesting and challenging. Saying that, I must share with you that I'm extremely proud with the capabilities of our R&D. Many of them are very talented hardware engineers. Most of them are from the Technion, which is a very strong institute in the north of Israel, something similar like the MIT.

Most of them has many years of experience. Part of them has the relevant experience in the satellite industry or from the satellite industry. In the heart of all of this, most of us came with expense began in the IDF, in the Israeli Defense Force, including myself. I served ten years in the Israeli Defense Force in the R&D center. So, yes, we have a strong and talent people in Israel. Parallel to the group of talent engineers we have in Israel, we have quite an impressive group of engineers expert in the antennas and art in general in Bulgaria, and we have a very strong group in, even three groups in the UK, close to 100 people. We brought leadership from different companies and they built quite an impressive organization. And we have a group, for example, for the payload itself. So, part of the fact that we have very skilled R&D engineers and managers... We manage... As I mentioned earlier in the call, we manage to build our own payload already. So, yes, that's a strong group of people and investment in money, of course, to finance that.

John Jannarone:

Well, great. Speaking of people, back to you for a minute, Richard. As I was mentioning right before we jumped on, you got a lot more expertise than most any CEO of a SPAC we've had in the program here about the technology, the target company. What's your role going to be? Are you going to be around as an advisor on the board? And tell us about the board a little itself?

Richard Davis:

Yeah, I will be staying on the board of the company. Again, I sit on a lot of boards for satellite companies or companies that are in the space industry, or have sat on a lot. I mean, I think I'm currently only on three, but I do sit on a lot of boards. And I think that a lot of what I bring to the table is... Again, it's help on allocation of resources. When you're talking about companies like this, a lot of it is about where do we spend our time? And you want to make sure that you're spending time where it makes sense. I was on the board of one company where they wanted to bid on a project that was a huge, huge project, would've been very thin margin. And I said, "If you don't bid on this, it will take up all of the capacity of your competitor. You'll be the only guy left to sell to, which means you can get real margin on everything else. Let them bid. Let them win it."

And it's exactly what happened, right? The other group won it. And then we had all kinds of spare capacity to sell at really high margin. And it's stuff like that where I see the industry a little differently than other people because I'm in the industry talking to people. And so yeah, we plan on working with this company. We're in this hopefully for the long term. I think this, again, this company is positioned to be the next Qualcomm. That's where I'd like to see it go. I know that there's a mine field between here and success. And if we don't do it right and hit every mine, there won't be any left, but I certainly hope we can navigate it, and I want to be one of the people to help.

John Jannarone:

Well, great. We're just about out of time. David, if you've got any parting thoughts, please go ahead. I didn't want to have Richard steal your thunder. You are the CEO of SatixFy. But otherwise, I want to thank everyone for tuning in, and encourage you to watch the replay. You can just look up the ticker on your Bloomberg terminal, EDNC, or on Yahoo, or just go to our website. And by the way, the vote is coming up on October 25th, so shareholders should remember, you can vote just most easily electronically through your broker. With that, I think we're all set. But gentlemen, Richard and David, it was great to see you again today. So, thanks for joining.

Richard Davis:

All right, thank you so much.

David Ripstein:

Thank you very much.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to the shareholders of Endurance Acquisition Corp. (“Endurance”) for their consideration. SatixFy Communications Ltd. (“SatixFy”) has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective on September 30, 2022, and includes a definitive proxy statement to be distributed to Endurance’s shareholders as of the record date established for voting on the proposed business combination in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed business combination. Endurance’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; the factors disclosed in the Registration Statement under the heading “Risk Factors”; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination is set forth in Endurance’s proxy statement / prospectus filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Investor Contact:

Kevin Hunt, ICR, SatixFyIR@icrinc.com

Media Contacts:

Helena Itzhak, Satixfy, Helena.itzhak@satixfy.com

Brian Ruby, ICR, SatixFyPR@icrinc.com